EXHIBIT 99.1

'03 CEO FORUM January 16, 2003

The figures in this presentation are based on unaudited financial statements of the company and have been presented solely for the convenience of the reader. Certain numbers may be presented differently once audited and the company takes no responsibilities and accepts no liabilities for such changes. Table of Contents ? 2002 Operating Performance ? Mid-term Business Strategy - Major Issues - Mid-term Plans ? 2003 Business Plan

(Units: mm tons, KRW bn) 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues Record Revenue with High Profit Refurbished kwangYang#1 Blast Furnace Early disposition of low-profit subsidiary: Disposal of POSVEN Domestic Price Increase on back of market recovery: '02.5. Abolished Market Discount; '02.7. Raised domestic prices by 10% Decline in export due to sound domestic demand, China's emergence as No.1 export market Category 2001 2002 YoY Change (%) Production 27.8 28.1 1.08 Sales Export (%) 27.1 6.6 (24.2) 27.2 6.3 (23.3) 0.37 (4.55) Revenue 11,086 11,729 5.80 Operating Profit 1,429 1,834 28.34 Net Income 819 1,101 34.43

Key Financial Ratios 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues Category Category Category 2001 2002 Profitability Operating Margin EVA ROE % KRW bn % 12.9 404 8.3 15.6 697 10.2 Cash- Generation EBITDA KRW bn 2,623 3,161 Stability Total Debt / Equity Net Debt / Equity % % 72.8 42.7 52.3 26.9 Activity Capital Turnover Inventory Turnover Per Year Per Year 0.63 7.83 0.67 8.88

Nominal Dividend Rate (%) Cancellation of Treasury Shares Maintain High Dividend Rate Adoption of ESOP 10.3 12.5 24.9 26.0 Increasing Shareholder Value Cancellation 1st ('01): 3% of O/S (KRW 290.1bn) 2nd('02): 3% of O/S (KRW 281.7bn) Future Plan Currently possess 9.04m shares (9.96% of O/S) For ESOP(by '06): Approx. 2.8% to be utilized KRW 2.4mm per employee per year ('02~'06, 5 years) Dividend Payout Ratio (%) 1999 2000 2001 2002 ????? 35 50 50 ???? 70 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues

Reduce Officer Tenure Expedient Disclosure Enhance responsibility via reducing terms and performance evaluation First domestic firm to disclose monthly operations and quarterly consolidated financials Responsible/Transparent Management 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues Executive Officer Director Consolidated Financial Statement Monthly Earning Release 3yr Up to 3yr 3yr Up to 2yr Every Quarter Every Month Semi- Annual Every Quarter

Benefits of PI: ~ '01: KRW 319.6bn, '02E: KRW 548.5bn Delivery Lead Time 30 days ? 14 days (Based on HC) Reduction of Inventory 1mm ton ? 0.47mm ton On Time Delivery Ratio 73.9% ? 97.0% Planned Maintenance Rate 48% ? 87% Monthly Book Closing D+6 ? D+1 Reduction of Customers' Inventory 1.68 ? 1.58 mm ton Improve Management Efficiency via PI 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues

Develop future growth business using R&D from POSTEC Establish venture capital firm in San Diego, USA To invest US$ 50mm for 5 yrs Launch Bio Business ('02.4) Australian JV to secure supply of iron ore Invested A$16.3mm (20% ownership by POSCO) To purchase 3mm tons for 25 years from '04 POSMAC ('02.4) Develop Gwang Yang as the logistic center for E. Asia Ownership: POSCO - 51%, Mitsui - 49% Plan to process 4mm tons per year by '07, est. IRR 21% CTS Business ('03.1) Newly Invested Projects 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues

Table of Contents ? 2002 Operating Performance ? Mid-term Business Strategy - Major Issues - Mid-term Plans ? 2003 Business Plan

Global Steel Market Outlook 2002 2003 2004 2005 Production 1043 1049 1055 1088 Demand 868 898 913 912 Overcapacity 175 151 142 176 (Unit: mm tons) Participate in OECD, IISI discussions Reduction of facilities since IMF crisis Support banning Governmental subsidy Overcapacity in the Global Steel Industry Discussion to reduce inefficient facilities to conform to market 170 150 140 180 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues

2002 Operating Performance | Major Issues | Mid-term Plans | 2003 Management Plans

posco

Consolidation/Alliance

Consolidations/Expansions

- JFE (02.10) NKK+KSC
- Arcelor (02.2) Usinor+Arbed+Aceralia
- Corus (99.10) BSP+Hoogovens
- TKS (97.10) Thyssen+Krupp

USS National

ISG Bethlehem

NSC Kobe Sumitomo Nisshin

In Progress

IRON ORE	World Export by Big 3 : 73% CVRD, Rio Tinto, BHP
Coal	World export by Big 4 : 34% BHP-Billiton, Glencore, Rio Tinto, Anglo
Automobile	Production by Big 6 : 76% GM, Ford, D-Chrysler, Toyota, Volkswagen, Renault/Nissan

- Enhance cost competitiveness via internal Innovation
- Expand technological cooperation/alliance with foreign steel makers
- Expand presence in high potential markets e.g. China

11

USA Article 201 ('02.3.6) Canada SG (3.22) Malaysia Tariff increased (3.15) EU SG (3.29) China CR AD (3.23) SG (11.20) Mexico Reviewing to increase tariffs Indonesia Reviewing to increase tariffs Expansion of Trade Protections Recovering order in the international Steel trade Decrease trade friction via adjustment of export volume and price Jointly take countermeasures on claims through WTO regulations etc. Enhance trade cooperation with related countries, especially with China via the "Steel Trade Council" both on a private and governmental level 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues

Need to form tripartite steel community between Korea, China and Japan Increase in production for 3 countries while trade volumes decline High proportion of inter-regional trade (41% in '00) Expand tripartite cooperation and alliance for steel 23.1% 32.6% 31.7% 19.7% Share of Global Production Share of Global Trade '85 '00 '85 '00 Changes in the N. Asia Steel Industry 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues International forums held ('02. 11) Joint research proposed for Korea-Japan private working group Play a leading role in forming a 'North-Asia Steel Council'

Table of Contents ? 2002 Operating Performance ? Mid-term Management Strategy - Major Issues - Mid-term Plans ? 2003 Business Plan

"A Leading Global Company with continued growth" Vision Direction Capex Continued Mgmt Innovation Enhance Competitiveness Secure Engine for Growth Mid-term Business Strategy Domestic Steel Overseas Steel Non-steel a 0.8 0.15 0.05 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues Capex ('03~'07) Total Total KRW 9.3 tn Domestic Steel KRW 7.4 tn Overseas Steel KRW 1.4 tn Non-steel KRW 0.5 tn

Continued Mgmt Reforms Enhance Competitive- ness Secure Engine for Growth Continue PI including 6 Sigma campaign Develop quality of workforce and expand global-oriented corporate culture Enhance POSCO's brand power Strengthen customer-oriented marketing Focus on developing strategic products Achieve global leadership in technology Secure competitive cost advantage Increase value of invested assets and its efficiency Expand investments into China Develop new businesses based on POSCO's core capabilities Top 10 Tasks of Focus 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues

'02 '07 '03 '07 '03 '07 '03 '07 2,380 3,000 570 1,000 233 370 643 720 '03 '02 '02 '02 1,868 440 124 589 Electrical Steel Sheets Enhance marketing to target customer/mkt. Investment to increase production capacity R&D to improve prod. techniques/quality Development of Strategic Products 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues (Units: '000 tons) Automotive Steel Sheets API Steel STS 400 Steel

Efficient and environmentally friendly next-generation steel manufacturing process that uses fine iron ore and coal to directly manufacture pig iron '92 Began R&D('92) '01 '05 '03 COREX activated('95) 1mm Test production ('03.5 ~ ) Export the Technology and Facility New Technology in Iron- making (Replace small furnaces Commercialization of FINEX by 2005 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues Plant complete with 1mm ton capacity ('05) FINEX

Create a landmark Win-Win model of economic cooperation with China Utilize high-quality local human/material resources Mid-term Mgmt Strategy Increase production in existing 3 facilities ( 0.51 mm ton ^ 0.90 mm ton) Enter into JV to produce 150,000 tons of CR, Stainless Steel in Tsingtao Establish Processing Center for Auto Sheet in Soju District (U$ 20 mm) Establish China HQ in Beijing Expand Investments in China 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues Basic Direction

PI Implement Change Work Habits Complete Tasks Develop HR Apply to Work Training 6 Sigma Enforcement of 6 Sigma Development of HR and self-reform through training and completion of tasks 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues First Wave successfully completed 82 BB tasks completed (May ~ Oct '02) Expected financial benefits: KRW 66.4 bn per year Second Wave in progress Executing 167 BB and 187 GB tasks (Nov '02~ May '03) Certified 82 BB Conducting basic/advanced training (10,600 employees) Future Plan (~ 2005) Execute 1,680 BB tasks Certify 40 MBB and 480 BB Financial benefit (Target): KRW 879.5 bn

Table of Contents ? 2002 Operating Performance ? Mid-term Management Strategy - Major Issues - Mid-term Plans ? 2003 Business Plan

Uncertainty remains despite positive outlook * Source: Korea's Steel Manufacturers Association ('02.11) (Based on steel production/ Unit:'000 tons) Domestic Steel Industry Outlook 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues 2002 2003 YoY Change (%) Domestic Demand 43,620 43,455 (0.4) Export 12,845 13,195 2.7 Import (Incl. Semi-finished) 13,925 13,375 (3.9) Production 51,520 51,685 0.3 CRU ('02.10) Current Asia Import Price (Metal Bulletin: '03.1) '01.1/4 37656 37684 37715 '02.1/4 37656 37684 37715 '03.1/4 37656 37684 37715 ??? ??? 212 223 198 185 195 258 293 298 290 303 308 298 '01.1/4 2/4 3/4 4/4 '02.1/4 2/4 3/4 4/4 '03.1/4 2/4 3/4 4/4 212 223 198 185 195 258 293 298 290 303 308 298 Import Price of E. Asian countries [HR., U$/T] 305 Domestic Supply & Demand Price Outlook

Achieve record operating results through profit-focused management The data above represents internal financial objectives of the company and should not be used for making investment decisions Management Plan 2002 Operating Performance 2003 Management Plans Mid-term Plans Major Issues Category Units 2002 2003 YoY Change (%) Sales Volume Mm tons 25.7 26.1 1.6 Revenue KRW bn 11,729 12,420 5.9 Operating Profit KRW bn 1,834 2,095 14.2 EBITDA KRW bn 3,161 3,537 11.9 Capex KRW bn 1,806 1,630 (9.7)

POSCO - In the Eyes of the World Category Date Recognition Awarded WSD '02.6 Possesses the Highest Competitiveness in the Global Steel Industry Forbes '02.4 Most Efficient Steel Manufacturer Among of the Fortune 400 Fortune '02.3 #3 Globally Most Respected Company Nikkei Business '02.1 Company with Excellent Cash Flow Euromoney '02.8 Highest Standard for Corporate Organization Among Emerging Market Companies; #2 Globally, #1 Domestically Asiamoney '02.10 #1 in Asia (ex-Japan) for Corporate Organization Hankyoreh '02.2 #1 Most Transparent Company P&P '02.3 #2 Most Preferred Company Among Top 30 Companies in Korea Korea Economic Daily '02.9 Best IR Company

A Self- Evolving Company To Investors A company worth investing To customers A company worth dealing with To Employees A company worth working for To the Community A company to be proud of Corporate Image Pursued by POSCO Transparency High Standards Responsibility